SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of September, 1998


                                OZEMAIL LIMITED
                                ACN 066 387 157


  OZEMAIL CENTRE, 39 HERBERT STREET, ST. LEONARDS NSW 2065, SYDNEY, AUSTRALIA
                    (Address of Principal Executive Offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


          Form 20-F   X *                    Form 40-F
                     ---                               ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.)

          Yes               No   X
               ---              ---

--------------
     *As a foreign private issuer, OzEmail Limited ("OzEmail") is eligible to file annual reports under cover of Form 20-F or Form 10-K.

                                       1.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        OzEmail Limited
                                        ---------------
                                        (Registrant)

Date:  September 30, 1998               By:  /s/ Malcolm Turnbull
                                             --------------------------------

                                        Name:  Malcolm Turnbull

                                        Title:   Director


                                       2.

                                  EXHIBIT INDEX

Exhibit
-------

99.1                Press Release - Buddy
99.2                Press Release - Live Internet Broadcast
99.3                Press Release - Bundles with iMac Computer
99.4                Press Release - SouthernX
99.5                Press Release - Infrastructure Investment
99.6                Press Release - Coober Pedy
99.7                Press Release - AFL Web Site
99.8                Press Release - MyMail
99.9                Press Release - American Depositary

                                       3.